CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

December 1, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549

Attn:	Eric McPhee Wilson Lee Ronald (Ron) E. Alper Pam Howell

Re:	Murano Global Investments Ltd Amendment No. 2 to Registration Statement on Form F-4 Filed November 8, 2023 File No. 333-273849

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated November 27, 2023, to Mr. Elías Sacal Cababié, Chief Executive Officer of Murano Global Investments Limited (the “Company”) regarding the Registration Statement and Proxy Statement on Form F-4 filed on Filed November 8, 2023 (the “Initial Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form F-4 (the “Amended Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter and certain other changes.

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.
Questions and Answers About the Business Combination and the Extraordinary Meeting, page 11
1.
We reissue prior comment 6. Please disclose on page 16 when discussing the equity stake current HCM Holders and Murano Shareholders will have in PubCo after the Closing and elsewhere in the prospectus where similar disclosure is provided the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including the private placement warrants. Please also add footnote 2 from the table on page 37 to the table on pages 16-17.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 15-16, 36-37, 82, and 96-97 of the Amended Registration Statement. The Company notes for the Staff’s consideration that the Sponsor has agreed to forfeit the 10,500,000 Private Placement Warrants excluded from the tables on pages 15-16 and 36-37 in connection with the Closing of the Business Combination pursuant to the Sponsor Support Agreement and the only remaining Private Placement Warrants or other dilutive securities are the 2,500,000 Private Placement Warrants held by Cantor Fitzgerald & Co., which is not an affiliate of the Sponsor.  As such, the Company believes that the disclosure of the sponsor and its affiliates’ total potential ownership interest in the combined company assuming exercise and conversion of all securities, is fulsomely disclosed.

December 1, 2023
2.
We reissue prior comment 4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by the non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 16-17 of the Amended Registration Statement.
 Material US Federal Income Tax Considerations, page 131
3.
We partially reissue comment 8. We continue to note the disclosures regarding the possibility that the transaction may qualify as a “reorganization” under Section 368 and would therefore not be a taxable event. See the disclosure on pages 22, 90 and 132. Please provide an opinion of counsel regarding Section 368 or revise the disclosure throughout the prospectus to make it clear the transaction will not qualify as a reorganization. In addition, we note that the opinion of counsel states that the transaction “should” qualify as a transaction under Section 351(a). Please revise to clearly explain why you cannot give a “will” opinion and to describe the degree of uncertainty. Please also provide risk factor disclosure of the risks of the uncertain tax treatment to investors. Lastly, it is inappropriate to exclude PFIC status from the scope of the opinion. Please revise. For guidance see Section III.C.4 of Staff Legal Bulletin and footnote 44.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 21-22, 90, 92, and 133-134 of the Amended Registration Statement.
Summary of HCM Financial Analysis
Materials of HCM’s Financial Advisor, page 149
4.	We note your response to prior comment 11. Please revise the disclosure consistent with the response.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 149 and 153 of the Amended Registration Statement.
5.
We reissue prior comment 13. We continue to note that CCM was retained as a financial advisor to HCM. Please clearly describe the role of CCM in the de-SPAC transaction, and the level of diligence the financial advisor performed in connection with the transaction.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 143, 145, 149, and 152-153 of the Amended Registration Statement to clarify that CCM did assist HCM in its due diligence process, and the scope of such diligence.
 Debt, page 204
6.	We reissue prior comment 18. For debt with variable interest rates, please clearly disclose the interest rate as of a recent date.
The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 204 of the Amended Registration Statement.
 Certain Murano Relationships and Related Transactions, page 206
7.
We note your response to prior comment 19. Please disclose the terms of the lease, including any additional payments above the base rent, the term of the tenancy and the schedule of payments. Please also clarify the amount paid under the lease to date.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 207 of the Amended Registration Statement.

December 1, 2023

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact Hugo Triaca, Esq. of Clifford Chance at +1 (212) 878-3222 or Kevin E. Manz, Esq. of King & Spalding LLP at (212) 556-2133 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

/s/ Hugo Triaca

Hugo Triaca
Partner